Infosys®
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TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE
EURONEXT LONDON
EURONEXT PARIS

August 3, 2017

Dear Sirs/Madam,

Sub: Outcome of Board Meeting

The Board of Directors in their meeting held today approved to acquire digital innovation and customer experience studio, Brilliant Basics. The press release and disclosure in terms of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 is enclosed.

This is for your information and records.

Yours sincerely,

For **Infosys Limited**

INFOSYS LIMITED * BENGALURU *

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
Investors@infosys.com
www.infosys.com

Infosys®

PRESS RELEASE

Infosys to Acquire Digital Innovation and Customer Experience Studio, Brilliant Basics

London – August 3, 2017: Infosys (NYSE: INFY), a global leader in consulting, technology and next-generation services, today announced a definitive agreement to acquire Brilliant Basics, a London-based product design and customer experience (CX) innovator known for its world-class design thinking-led approach and experience in executing global programs.

This acquisition represents Infosys' commitment to the expansion of a worldwide connected network of Digital Studios. These studios are focused on fulfilling the needs of our global clients for end-to-end Digital Transformation solutions required to meet customer demand for next-generation enhanced customer experiences.

"Adding Brilliant Basics' design and CX capabilities has already proven to be invaluable, helping Infosys close large deals with a deep blend of skills," said **Ravi Kumar S, President & Deputy COO, Infosys**. "Brilliant Basics will leverage the breadth and depth of Infosys Digital to drive Digital Transformation solutions, which connect our clients' Systems of Record to new Systems of Engagement."

Brilliant Basics Founder and CEO, Anand Verma added, "I am thrilled to be a key part of Infosys, a company I have admired for a long time. Being a key member of the Infosys family allows Brilliant Basics "bb" to enhance and scale the overall offering for our clients. Infosys has a unique vision and approach to partnership and acquisition, which will enable us to closely collaborate on Digital Transformation programs globally."

With Infosys Digital Studios spanning the globe – from Bengaluru and Pune to New York, London and Melbourne – the addition of Brilliant Basics will enhance the company's expertise in the financial services, retail and telco sectors across Europe and the Middle East.

"We are already seeing the synergies of our relationship, having partnered together on numerous Digital Transformation engagements and wins," said Scott Sorokin, Global Head of Infosys. Digital. "Looking ahead, we expect Brilliant Basics to play a key role in our continued success."

The acquisition is expected to close during the second quarter of fiscal 2018, subject to customary closing conditions.

About Brilliant Basics

Brilliant Basics is a global design and product studio that creates products that make life simply better. In a world full of clutter, we want to simplify. We do this by focusing on the basics. Our deep experience in working with talented people in the areas of service design, user experience and technology has allowed us to create repeatable processes for building digital products and services.

We create brilliant products and experiences for our clients, our customers and our partners, with studios in London and Dubai.

For more information, visit http://www.brilliantbasics.com or follow us on Twitter at @brilliantbasics.

About Infosys Ltd

Infosys is a global leader in technology services and consulting. We enable clients in 45 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of over 198,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Media contacts:

Asia Pacific
Sarah Gideon
Infosys, India
+91 80 4156 3998
Sarah_Gideon@infosys.com

EMEA
Margherita Di Cerbo
Infosys, Europe
+44 2075162748
Margherita.DiCerbo@infosys.com

Americas
Chiku Somaiya
Infosys, USA
+1 408 375 2722
Chiku.Somaiya@infosys.com

Infosys®

Disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015: -

Name of the target entity	Brilliant Basics Holding Limited
Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No
Industry to which the entity being acquired belongs	Digital strategy and experience design consultancy
Objects and effects of acquisition	Services offered include customer experience design, business strategy, product strategy and technology services, that is of significant strategic importance to Infosys
Any governmental or regulatory approvals required for the acquisition	None
Indicative time period for completion of the acquisition	The acquisition is expected to close during the second quarter of fiscal 2018, subject to customary closing conditions
Nature of consideration	Cash
Cost of acquisition or the price at which the shares are acquired;	GBP 7.5 million including earn-out and employee retention amounts
Percentage of holding	100% of the equity share capital
Brief Background	Founded 2012, Headquartered in London, UK; 100% management owned with co-founder and CEO owning 85.5%. Business operations in London, Norwich, Dubai. Offerings: Customer experience design, Business and Product strategy, Technology